UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURTIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934









                  FUJI ELECTROCELL CORPORATION
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)







NEVADA                                            33-0199082
(STATE OF ORGANIZATION) (I.R.S. EMPLOYER IDENTIFICATION NO.)

1600 E. DESERT INN RD., SUITE 102, LAS VEGAS, NV 89109
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (702) 732-2253

REGISTRANT'S AGENT FOR SERVICE: DANIEL G. CHAPMAN, ESQ., 1600 E.
DESERT INN RD. #102, LAS VEGAS, NV 89109, (702) 732-2253

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
COMMON STOCK, $0.001 PAR VALUE PER SHARE

ITEM 1.   BUSINESS

                           BACKGROUND

FUJI ELECTROCELL CORPORATION (THE "COMPANY") IS A NEVADA CORPORATION FORMED ON SEPTEMBER 11, 1981. ITS PRINCIPAL PLACE OF BUSINESS IS LOCATED AT 1600 E. DESERT INN RD., SUITE 102, LAS VEGAS, NV 89109. THE COMPANY WAS ORIGINALLY NAMED CONTROLLED
COMBUSTION CORP. THE NAME WAS CHANGED TO FUJI ELECTROCELL CORPORATION ON JUNE 25, 1986 IN CONNECTION WITH THE COMPANY RECEIVING AN ASSIGNMENT OF THE RIGHT TO MARKET THE FUJI BRAND OF BATTERIES IN THE UNITED STATES. THIS ASSIGNMENT TERMINATED ON JULY 31, 1996 AND WAS NOT RENEWED.

THE PRIMARY ACTIVITY OF THE COMPANY CURRENTLY INVOLVES SEEKING A COMPANY OR COMPANIES THAT IT CAN ACQUIRE OR WITH WHOM IT CAN MERGE. THE COMPANY HAS NOT SELECTED ANY COMPANY FOR ACQUISITION OR MERGER AND DOES NOT INTEND TO LIMIT POTENTIAL ACQUISITION CANDIDATES TO ANY PARTICULAR FIELD OR INDUSTRY, BUT DOES RETAIN THE RIGHT TO LIMIT ACQUISITION OR MERGER CANDIDATES, IF IT SO CHOOSES, TO A PARTICULAR FIELD OR INDUSTRY. THE COMPANY'S PLANS ARE IN THE CONCEPTUAL STAGE ONLY.

                   PLAN OF OPERATION - GENERAL

THE   COMPANY'S  PLAN  IS  TO  SEEK,  INVESTIGATE  AND,  IF  SUCH
INVESTIGATION WARRANTS, ACQUIRE AN INTEREST IN ONE OR MORE BUSINESS OPPORTUNITIES PRESENTED TO IT BY PERSONS OR FIRMS WHO OR WHICH DESIRE TO SEEK THE PERCEIVED ADVANTAGES OF A PUBLICLY HELD CORPORATION. AT THIS TIME, THE COMPANY HAS NO PLAN, PROPOSAL, AGREEMENT, UNDERSTANDING OR ARRANGEMENT TO ACQUIRE OR MERGE WITH ANY SPECIFIC BUSINESS OR COMPANY, AND THE COMPANY HAS NOT IDENTIFIED ANY SPECIFIC BUSINESS OR COMPANY FOR INVESTIGATION AND EVALUATION. NO MEMBER OF MANAGEMENT OR PROMOTER OF THE COMPANY HAS HAD ANY MATERIAL DISCUSSIONS WITH ANY OTHER COMPANY WITH RESPECT TO ANY ACQUISITION FOR THAT COMPANY. THE COMPANY WILL NOT RESTRICT ITS SEARCH TO ANY SPECIFIC BUSINESS, INDUSTRY OR GEOGRAPHICAL LOCATION, AND THE COMPANY MAY PARTICIPATE IN BUSINESS VENTURE OF VIRTUALLY ANY KIND OR NATURE. THE DISCUSSION OF THE PROPOSED BUSINESS UNDER THIS CAPTION AND THROUGHOUT THIS REGISTRATION STATEMENT IS PURPOSEFULLY GENERAL AND IS NOT MEANT TO BE RESTRICTIVE OF THE COMPANY'S VIRTUALLY UNLIMITED DISCRETION TO SEARCH FOR AND ENTER INTO POTENTIAL BUSINESS OPPORTUNITIES.

THE COMPANY'S POTENTIAL SUCCESS IS HEAVILY DEPENDENT ON THE COMPANY'S MANAGEMENT, WHICH WILL HAVE VIRTUALLY UNLIMITED
DISCRETION IN SEARCHING FOR AND ENTERING INTO A BUSINESS OPPORTUNITY. NONE OF THE OFFICERS AND DIRECTORS OF THE COMPANY HAS HAD ANY EXPERIENCE IN THE PROPOSED BUSINESS OF THE COMPANY.

MANAGEMENT ANTICIPATES THAT IT WILL ONLY PARTICIPATE IN ONE POTENTIAL BUSINESS VENTURE. THIS LACK OF DIVERSIFICATION SHOULD BE CONSIDERED A SUBSTANTIAL RISK IN INVESTING IN THE COMPANY BECAUSE IT WILL NOT PERMIT THE COMPANY TO OFFSET POTENTIAL LOSSES FROM ONE VENTURE AGAINST GAINS FROM ANOTHER.

THE COMPANY MAY SEEK A BUSINESS OPPORTUNITY WITH A FIRM WHICH ONLY RECENTLY COMMENCED OPERATIONS, OR A DEVELOPING COMPANY IN
NEED OF ADDITIONAL FUNDS FOR EXPANSION INTO NEW PRODUCTS OR MARKETS OR SEEKING TO DEVELOP A NEW PRODUCT OR SERVICE, OR AN
ESTABLISHED BUSINESS WHICH MAY BE EXPERIENCING FINANCIAL OR OPERATING DIFFICULTIES AND NEEDS ADDITIONAL CAPITAL WHICH IS PERCEIVED TO BE EASIER TO RAISE BY A PUBLIC COMPANY. IN SOME INSTANCES, A BUSINESS OPPORTUNITY MAY INVOLVE THE ACQUISITION OR MERGER WITH A CORPORATION WHICH DOES NOT NEED SUBSTANTIAL ADDITIONAL CASH BUT WHICH DESIRES TO ESTABLISH A PUBLIC TRADING MARKET FOR ITS COMMON STOCK. THE COMPANY MAY PURCHASE ASSETS AND ESTABLISH WHOLLY-OWNED SUBSIDIARIES IN VARIOUS BUSINESSES OR PURCHASE EXISTING BUSINESSES AS SUBSIDIARIES.

THE COMPANY ANTICIPATES THAT THE SELECTION OF A BUSINESS OPPORTUNITY IN WHICH TO PARTICIPATE WILL BE COMPLEX AND EXTREMELY RISKY. BECAUSE OF GENERAL ECONOMIC CONDITIONS, RAPID TECHNOLOGICAL ADVANCES BEING MADE IN SOME INDUSTRIES, AND SHORTAGES OF AVAILABLE CAPITAL, MANAGEMENT BELIEVES THAT THERE ARE NUMEROUS FIRMS SEEKING THE BENEFITS OF A PUBLICLY-TRADED CORPORATION. SUCH PERCEIVED BENEFITS OF A PUBLICLY TRADED CORPORATION MAY INCLUDE FACILITATING OR IMPROVING THE TERMS ON WHICH ADDITIONAL EQUITY FINANCING MAY BE SOUGHT, PROVIDING LIQUIDITY FOR THE PRINCIPALS OF A BUSINESS, CREATING A MEANS FOR PROVIDING INCENTIVE STOCK OPTIONS OR SIMILAR BENEFITS TO KEY EMPLOYEES, PROVIDING LIQUIDITY (SUBJECT TO RESTRICTIONS OF APPLICABLE STATUES) FOR ALL SHAREHOLDERS, AND OTHER FACTORS. POTENTIALLY AVAILABLE BUSINESS OPPORTUNITIES MAY OCCUR IN MANY DIFFERENT INDUSTRIES AND AT VARIOUS STAGES OF DEVELOPMENT, ALL OF WHICH WILL MAKE THE TASK OF COMPARATIVE INVESTIGATION AND ANALYSIS OF SUCH BUSINESS OPPORTUNITIES EXTREMELY DIFFICULT AND COMPLEX.

AS IS CUSTOMARY IN THE INDUSTRY, THE COMPANY MAY PAY A FINDER'S FEE FOR LOCATING AN ACQUISITION PROSPECT. IF ANY SUCH FEE IS PAID, IT WILL BE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND WILL BE IN ACCORDANCE WITH THE INDUSTRY STANDARDS. SUCH FEES ARE CUSTOMARILY BETWEEN 1% AND 5% OF THE SIZE OF THE TRANSACTION, BASED UPON A SLIDING SCALE OF THE AMOUNT INVOLVED. SUCH FEES ARE TYPICALLY IN THE RANGE OF 5% ON A $1,000,000 TRANSACTION RATABLY DOWN TO 1% IN A $4,000,000 TRANSACTION. MANAGEMENT HAS ADOPTED A POLICY THAT SUCH A FINDER'S FEE OR REAL ESTATE BROKERAGE FEE
COULD, IN CERTAIN CIRCUMSTANCES, BE PAID TO ANY EMPLOYEE, OFFICER, DIRECTOR OR 5% SHAREHOLDER OF THE COMPANY, IF SUCH PERSON PLAYS A MATERIAL ROLE IN BRINGING A TRANSACTION TO THE COMPANY.

AS PART OF ANY TRANSACTION, THE ACQUIRED COMPANY MAY REQUIRE THAT MANAGEMENT OR OTHER STOCKHOLDERS OF THE COMPANY SELL ALL OR A PORTION OF THEIR SHARES TO THE ACQUIRED COMPANY, OR TO THE PRINCIPALS OF THE ACQUIRED COMPANY. IT IS ANTICIPATED THAT THE SALES PRICE OF SUCH SHARES WILL BE LOWER THAN THE CURRENT MARKET PRICE OR ANTICIPATED MARKET PRICE OF THE COMPANY'S COMMON STOCK. THE COMPANY'S FUNDS ARE NOT EXPECTED TO BE USED FOR ANY STOCK PURCHASE FROM INSIDERS. THE COMPANY'S SHAREHOLDERS WILL NOT BE PROVIDED THE OPPORTUNITY TO APPROVE OR CONSENT TO SUCH SALE. THE OPPORTUNITY TO SELL ALL OR A PORTION OF THEIR SHARES IN
CONNECTION WITH AN ACQUISITION MAY INFLUENCE MANAGEMENT'S DECISION TO ENTER INTO A SPECIFIC TRANSACTION. HOWEVER, MANAGEMENT BELIEVES THAT SINCE THE ANTICIPATED SALES PRICE WILL BE LESS THAN THE MARKET VALUE, THE POTENTIAL OF A STOCK SALE BY MANAGEMENT WILL BE A MATERIAL FACTOR IN THEIR DECISION TO ENTER A SPECIFIC TRANSACTION.

THE ABOVE DESCRIPTION OF POTENTIAL SALES OF MANAGEMENT STOCK IS NOT BASED UPON ANY CORPORATE BYLAW, SHAREHOLDER OR BOARD RESOLUTION, OR CONTRACT OR AGREEMENT. NO OTHER PAYMENTS OF CASH OR PROPERTY ARE EXCEPTED TO BE RECEIVED BY MANAGEMENT IN CONNECTION WITH ANY ACQUISITION.

THE  COMPANY HAS NOT FORMULATED ANY POLICY REGARDING THE  USE  OF
CONSULTANTS OR OUTSIDE ADVISORS, BUT DOES NOT ANTICIPATE THAT  IT
WILL USE THE SERVICE OF SUCH PERSONS.

THE COMPANY HAS INSUFFICIENT CAPITAL WITH WHICH TO PROVIDE THE OWNERS OF BUSINESS OPPORTUNITIES WITH ANY SIGNIFICANT CASH OR OTHER ASSETS. HOWEVER, MANAGEMENT BELIEVES THE COMPANY WILL OFFER OWNERS OF BUSINESS OPPORTUNITIES THE OPPORTUNITY TO ACQUIRE A CONTROLLING OWNERSHIP INTEREST IN A PUBLIC COMPANY AT SUBSTANTIALLY LESS COST THAN IS REQUIRED TO CONDUCT AN INITIAL PUBLIC OFFERING. THE OWNERS OF THE BUSINESS OPPORTUNITIES WILL, HOWEVER, INCUR SIGNIFICANT POST-MERGER OR ACQUISITION REGISTRATION COSTS IN THE EVENT THEY WISH TO REGISTER A PORTION OF THEIR SHARES FOR SUBSEQUENT SALE. THE COMPANY WILL ALSO INCUR SIGNIFICANT LEGAL AND ACCOUNTING COSTS IN CONNECTION WITH THE
ACQUISITION OF A BUSINESS OPPORTUNITY, INCLUDING THE COSTS OF PREPARING POST-EFFECTIVE AMENDMENTS, FORMS 8-K, AGREEMENTS, AND RELATED REPORTS AND DOCUMENTS. NEVERTHELESS, THE OFFICERS AND DIRECTORS OF THE COMPANY HAVE NOT CONDUCTED MARKET RESEARCH AND ARE NOT AWARE OF STATISTICAL DATA WHICH WOULD SUPPORT THE PERCEIVED BENEFITS OF A MERGER OR ACQUISITION TRANSACTION FOR THE OWNERS OF A BUSINESS OPPORTUNITY. THE COMPANY DOES NOT INTEND TO MAKE ANY LOANS TO ANY PROSPECTIVE MERGER OR ACQUISITION CANDIDATES OR TO UNAFFILIATED THIRD PARTIES.

                    SOURCES OF OPPORTUNITIES

THE COMPANY ANTICIPATES THAT BUSINESS FOR POSSIBLE ACQUISITION WILL BE REFERRED BY VARIOUS SOURCES, INCLUDING ITS OFFICERS AND DIRECTORS, PROFESSIONAL ADVISORS, SECURITIES BROKER-DEALERS, VENTURE CAPITALISTS, MEMBERS OF THE FINANCIAL COMMUNITY, AND OTHERS WHO MAY PRESENT UNSOLICITED PROPOSALS.

THE COMPANY WILL SEEK A POTENTIAL BUSINESS OPPORTUNITY FROM ALL KNOWN SOURCES, BUT WILL RELY PRINCIPALLY ON PERSONAL CONTACTS OF ITS OFFICERS AND DIRECTORS AS WELL AS INDIRECT ASSOCIATIONS BETWEEN THEM AND OTHER BUSINESS AND PROFESSIONAL PEOPLE. IT IS NOT PRESENTLY ANTICIPATED THAT THE COMPANY WILL ENGAGE PROFESSIONAL FIRMS SPECIALIZING IN BUSINESS ACQUISITIONS OR REORGANIZATIONS.

THE OFFICERS AND DIRECTORS OF THE COMPANY ARE CURRENTLY EMPLOYED IN OTHER POSITIONS AND WILL DEVOTE ONLY A PORTION OF THEIR TIME (NOT MORE THAN ONE HOUR PER WEEK) TO THE BUSINESS AFFAIRS OF THE COMPANY, UNTIL SUCH TIME AS AN ACQUISITION HAS BEEN DETERMINED TO BE HIGHLY FAVORABLE, AT WHICH TIME THEY EXPECT TO SPEND FULL-TIME INVESTIGATING AND CLOSING ANY ACQUISITION FOR A PERIOD OF TWO WEEKS. IN ADDITION, IN THE FACE OF COMPETING DEMANDS FOR THEIR TIME, THE OFFICERS AND DIRECTORS MAY GRANT PRIORITY TO THEIR FULL-TIME POSITIONS RATHER THAN TO THE COMPANY.

IN ADDITION, THE OFFICERS AND DIRECTORS MAY HAVE INTERESTS IN OTHER PUBLIC COMPANIES WITH SIMILAR CORPORATE GOALS, OR IN OTHER PRIVATE COMPANIES SEEKING TO COMBINE WITH A PUBLIC COMPANY SUCH AS THIS COMPANY. THE OFFICERS AND DIRECTORS INTEND TO CONDUCT THEIR SEARCH AND EVALUATE CANDIDATES ON AN ARMS' LENGTH BASIS, AND WILL DISCLOSE ANY INTEREST THEY MAY HAVE IN A POTENTIAL TARGET. WITH RESPECT TO INTERESTS THEY HAVE IN OTHER COMPANIES THAT MAY HAVE COMPETING GOALS WITH THIS COMPANY, THE OFFICERS AND DIRECTORS FEEL THAT THERE ARE A SUFFICIENT NUMBER OF ATTRACTIVE TARGETS TO ENABLE THEM TO SATISFY THE GOALS OF THIS AND THOSE OTHER COMPANIES WITHOUT FAVORING EITHER COMPANY. THERE IS, OF COURSE, A RISK THAT ONE OF THE TARGETS MAY END UP BECOMING MORE SUCCESSFUL THAN THE TARGET THAT COMBINES INTO THIS COMPANY, OR THAT THE TARGET THAT COMBINES WITH THIS COMPANY DOES NOT ACHIEVE SUCCESS. THAT IS THE TYPE OF RISK, HOWEVER, THAT AN INVESTOR CAN REDUCE BY DIVERSIFICATION OF HIS OR HER INVESTMENT.

                   EVALUATION OF OPPORTUNITIES

THE ANALYSIS OF NEW BUSINESS OPPORTUNITIES WILL BE UNDERTAKEN BY OR UNDER THE SUPERVISION OF THE OFFICERS AND DIRECTORS OF THE COMPANY (SEE "MANAGEMENT"). MANAGEMENT INTENDS TO CONCENTRATE ON IDENTIFYING PROSPECTIVE BUSINESS OPPORTUNITIES WHICH MAY BE BROUGHT TO ITS ATTENTION THROUGH PRESENT ASSOCIATIONS WITH MANAGEMENT. IN ANALYZING PROSPECTIVE BUSINESS OPPORTUNITIES, MANAGEMENT WILL CONSIDER SUCH MATTERS AS THE AVAILABLE TECHNICAL, FINANCIAL AND MANAGERIAL RESOURCES; WORKING CAPITAL AND OTHER FINANCIAL REQUIREMENTS; HISTORY OF OPERATION, IF ANY; PROSPECTS FOR THE FUTURE; PRESENT AND EXPECTED COMPETITION; THE QUALITY AND EXPERIENCE OF MANAGEMENT SERVICES WHICH MAY BE AVAILABLE AND THE DEPTH OF THAT MANAGEMENT; THE POTENTIAL FOR FURTHER RESEARCH,
DEVELOPMENT  OR  EXPLORATION;  SPECIFIC  RISK  FACTORS  NOT   NOW
FORESEEABLE BUT WHICH THEN MAY BE ANTICIPATED TO IMPACT THE PROPOSED ACTIVITIES OF THE COMPANY; THE POTENTIAL FOR GROWTH OR EXPANSION; THE POTENTIAL FOR PROFIT; THE PERCEIVED PUBLIC RECOGNITION OR ACCEPTANCE OF PRODUCTS, SERVICES OR TRADES; NAME IDENTIFICATION; AND OTHER RELEVANT FACTORS. OFFICERS AND DIRECTORS OF EACH COMPANY WILL MEET PERSONALLY WITH MANAGEMENT AND KEY PERSONNEL OF THE FIRM SPONSORING THE BUSINESS OPPORTUNITY AS PART OF THEIR INVESTIGATION. TO THE EXTENT POSSIBLE, THE
COMPANY INTENDS TO UTILIZE WRITTEN REPORTS AND PERSONAL INVESTIGATION TO EVALUATE THE ABOVE FACTORS. THE COMPANY WILL NOT ACQUIRE OR MERGE WITH ANY COMPANY FOR WHICH AUDITED FINANCIAL STATEMENTS CANNOT BE OBTAINED.

IT MAY BE ANTICIPATED THAT ANY OPPORTUNITY IN WHICH THE COMPANY PARTICIPATES WILL PRESENT CERTAIN RISKS. MANY OF THESE RISKS CANNOT BE ADEQUATELY IDENTIFIED PRIOR TO SELECTION OF THE SPECIFIC OPPORTUNITY, AND THE COMPANY'S SHAREHOLDERS MUST, THEREFORE, DEPEND ON THE ABILITY OF MANAGEMENT TO IDENTIFY AND EVALUATE SUCH RISK. IN THE CASE OF SOME OF THE OPPORTUNITIES AVAILABLE TO THE COMPANY, IT MAY BE ANTICIPATED THAT THE PROMOTERS THEREOF HAVE BEEN UNABLE TO DEVELOP A GOING CONCERN OR THAT SUCH BUSINESS IS IN ITS DEVELOPMENT STAGE IN THAT IT HAS NOT GENERATED SIGNIFICANT REVENUES FROM ITS PRINCIPAL BUSINESS ACTIVITIES PRIOR TO THE COMPANY'S PARTICIPATION. THERE IS A RISK, EVEN AFTER THE COMPANY'S PARTICIPATION IN THE ACTIVITY AND THE RELATED EXPENDITURE OF THE COMPANY'S FUNDS, THAT THE COMBINED ENTERPRISES WILL STILL BE ABLE TO BECOME A GOING CONCERN OR ADVANCE BEYOND THE DEVELOPMENT STAGE. MANY OF THE OPPORTUNITIES MAY INVOLVE NEW AND UNTESTED PRODUCTS, PROCESSES, OR MARKET STRATEGIES WHICH MAY NOT SUCCEED. SUCH RISKS WILL BE ASSUMED BY THE COMPANY AND, THEREFORE, ITS SHAREHOLDERS.

THERE IS THE ADDITIONAL RISK THAT THE COMPANY WILL NOT FIND A SUITABLE TARGET. MANAGEMENT DOES NOT BELIEVE THE COMPANY WILL
GENERATE REVENUE WITHOUT FINDING AND COMPLETING A TRANSACTION WITH A SUITABLE TARGET COMPANY. IF NO SUCH TARGET IS FOUND, THEREFORE, NO RETURN ON AN INVESTMENT IN THE COMPANY WILL BE REALIZED, AND THERE WILL NOT, MOST LIKELY, BE A MARKET FOR THE COMPANY'S STOCK.

THE COMPANY WILL NOT RESTRICT ITS SEARCH FOR ANY SPECIFIC KIND OF BUSINESS, BUT MAY ACQUIRE A VENTURE WHICH IS IN ITS PRELIMINARY OR DEVELOPMENT STAGE, WHICH IS ALREADY IN OPERATION, OR IN ESSENTIALLY ANY STAGE OF ITS CORPORATE LIFE. IT IS CURRENTLY IMPOSSIBLE TO PREDICT THE STATUS OF ANY BUSINESS IN WHICH THE COMPANY MAY BECOME ENGAGED, IN THAT SUCH BUSINESS MAY NEED ADDITIONAL CAPITAL, MAY MERELY DESIRE TO HAVE ITS SHARES PUBLICLY TRADED, OR MAY SEEK OTHER PERCEIVED ADVANTAGES WHICH THE COMPANY MAY OFFER.

                  ACQUISITION OF OPPORTUNITIES

IN IMPLEMENTING A STRUCTURE FOR A PARTICULAR BUSINESS ACQUISITION, THE COMPANY MAY BECOME A PARTY TO A MERGER,
CONSOLIDATION, REORGANIZATION, JOINT VENTURE, FRANCHISE OR LICENSING AGREEMENT WITH ANOTHER CORPORATION OR ENTITY. IT MAY
ALSO PURCHASE STOCK OR ASSETS OF AN EXISTING BUSINESS. ON THE CONSUMMATION OF A TRANSACTION, IT IS POSSIBLE THAT THE PRESENT MANAGEMENT AND SHAREHOLDERS OF THE COMPANY WILL NOT BE IN CONTROL OF THE COMPANY. IN ADDITION, A MAJORITY OR ALL OF THE COMPANY'S OFFICERS AND DIRECTORS MAY, AS PART OF THE TERMS OF THE ACQUISITION TRANSACTION, RESIGN AND BE REPLACED BY NEW OFFICERS AND DIRECTORS WITHOUT A VOTE OF THE COMPANY'S SHAREHOLDERS. IT IS ANTICIPATED THAT SECURITIES ISSUED IN ANY SUCH REORGANIZATION WOULD BE ISSUED IN RELIANCE ON EXEMPTIONS FROM REGISTRATION UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS. IN SOME
CIRCUMSTANCES, HOWEVER, AS A NEGOTIATED ELEMENT OF THIS TRANSACTION, THE COMPANY MAY AGREE TO REGISTER SUCH SECURITIES EITHER AT THE TIME THE TRANSACTION IS CONSUMMATED, UNDER CERTAIN CONDITIONS, OR AT SPECIFIED TIME THEREAFTER. THE ISSUANCE OF SUBSTANTIAL ADDITIONAL SECURITIES AND THEIR POTENTIAL SALE INTO ANY TRADING MARKET WHICH MAY DEVELOP IN THE COMPANY'S COMMON STOCK MAY HAVE A DEPRESSIVE EFFECT ON SUCH MARKET. WHILE THE ACTUAL TERMS OF A TRANSACTION TO WHICH THE COMPANY MAY BE A PARTY CANNOT BE PREDICATED, IT MAY BE EXPECTED THAT THE PARTIES TO THE BUSINESS TRANSACTION WILL FIND IT DESIRABLE TO AVOID THE CREATION OF A TAXABLE EVENT AND THEREBY STRUCTURE THE ACQUISITION IN A SO CALLED "TAX FREE" REORGANIZATION UNDER SECTIONS 368(A)(1) OR 351 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"). IN ORDER TO OBTAIN TAX FREE TREATMENT UNDER THE CODE, IT MAY BE
NECESSARY FOR THE OWNERS OF THE ACQUIRED BUSINESS TO OWN 80% OR MORE OF THE VOTING STOCK OF THE SURVIVING ENTITY. IN SUCH EVENT, THE SHAREHOLDERS OF THE COMPANY, INCLUDING INVESTORS IN THIS OFFERING, WOULD RETAIN LESS THAN 20% OF THE ISSUED AND OUTSTANDING SHARES OF THE SURVIVING ENTITY, WHICH COULD RESULT IN SIGNIFICANT DILUTION IN THE EQUITY OF SUCH SHAREHOLDERS.

AS PART OF THE COMPANY'S INVESTIGATION, OFFICERS AND DIRECTORS OF THE COMPANY WILL MEET PERSONALLY WITH MANAGEMENT AND KEY PERSONNEL, MAY VISIT AND INSPECT MATERIAL FACILITIES, OBTAIN INDEPENDENT ANALYSIS OR VERIFICATION OF CERTAIN INFORMATION PROVIDED, CHECK REFERENCE OF MANAGEMENT AND KEY PERSONNEL, AND TAKE OTHER REASONABLE INVESTIGATIVE MEASURES, TO THE EXTENT OF
THE   COMPANY'S   LIMITED  FINANCIAL  RESOURCES  AND   MANAGEMENT
EXPERTISE.

THE MANNER IN WHICH EACH COMPANY PARTICIPATES IN AN OPPORTUNITY WILL DEPEND ON THE NATURE OF THE OPPORTUNITY, THE RESPECTIVE NEEDS AND DESIRES OF THE COMPANY AND OTHER PARTIES, THE
MANAGEMENT OF THE OPPORTUNITY, AND THE RELATIVE NEGOTIATING STRENGTH OF THE COMPANY AND SUCH OTHER MANAGEMENT.

WITH RESPECT TO ANY MERGERS OR ACQUISITIONS, NEGOTIATIONS WITH TARGET COMPANY MANAGEMENT WILL BE EXPECTED TO FOCUS ON THE PERCENTAGE OF THE COMPANY WHICH THE TARGET COMPANY'S SHAREHOLDERS WOULD ACQUIRE IN EXCHANGE FOR THEIR SHAREHOLDINGS IN THE TARGET COMPANY. DEPENDING UPON, AMONG OTHER THINGS, THE TARGET COMPANY'S ASSETS AND LIABILITIES, THE COMPANY'S SHAREHOLDERS WILL, IN ALL LIKELIHOOD, HOLD A LESSER PERCENTAGE OWNERSHIP INTEREST IN THE COMPANY FOLLOWING ANY MERGER OR ACQUISITION. THE PERCENTAGE OWNERSHIP MAY BE SUBJECT TO SIGNIFICANT REDUCTION IN THE EVENT THE COMPANY ACQUIRES A TARGET COMPANY WITH SUBSTANTIAL ASSETS. ANY MERGER OR ACQUISITION EFFECTED BY THE COMPANY CAN BE EXPECTED TO HAVE A SIGNIFICANT DILUTIVE EFFECT ON THE PERCENTAGE OF SHARES HELD BY THE COMPANY'S THEN SHAREHOLDERS, INCLUDING PURCHASERS IN THIS OFFERING.

MANAGEMENT HAS ADVANCED, AND WILL CONTINUE TO ADVANCE, FUNDS WHICH SHALL BE USED BY THE COMPANY IN IDENTIFYING AND PURSUING AGREEMENTS WITH TARGET COMPANIES. MANAGEMENT ANTICIPATES THAT THESE FUNDS WILL BE REPAID FROM THE PROCEEDS OF ANY AGREEMENT WITH THE TARGET COMPANY, AND THAT ANY SUCH AGREEMENT MAY, IN FACT, BE CONTINGENT UPON THE REPAYMENT OF THOSE FUNDS.

THE COMPANY WILL NOT HAVE SUFFICIENT FUNDS TO UNDERTAKE ANY SIGNIFICANT DEVELOPMENT, MARKETING AND MANUFACTURING OF ANY PRODUCTS WHICH MAY BE ACQUIRED. ACCORDINGLY, FOLLOWING THE
ACQUISITION OF ANY SUCH PRODUCT, THE COMPANY WILL, IN ALL LIKELIHOOD, BE REQUIRED TO EITHER SEEK DEBT OR EQUITY FINANCING OR OBTAIN FUNDING FROM THIRD PARTIES, IN EXCHANGE FOR WHICH THE COMPANY WOULD PROBABLY BE REQUIRED TO GIVE UP A SUBSTANTIAL PORTION OF ITS INTEREST IN ANY ACQUIRED PRODUCT. THERE IS NO ASSURANCE THAT THE COMPANY WILL BE ABLE EITHER TO OBTAIN ADDITIONAL FINANCING OR INTEREST THIRD PARTIES IN PROVIDING FUNDING FOR THE FURTHER DEVELOPMENT, MARKETING AND MANUFACTURING OF ANY PRODUCTS ACQUIRED.

IT IS ANTICIPATED THAT THE INVESTIGATION OF SPECIFIC BUSINESS OPPORTUNITIES AND THE NEGOTIATION, DRAFTING AND EXECUTION OF RELEVANT AGREEMENTS, DISCLOSURE DOCUMENTS AND OTHER INSTRUMENTS WILL REQUIRE SUBSTANTIAL MANAGEMENT TIME AND ATTENTION AND SUBSTANTIAL COSTS FOR ACCOUNTANTS, ATTORNEYS AND OTHERS. IF A DECISION IS MADE NOT TO PARTICIPATE IN A SPECIFIC BUSINESS
OPPORTUNITY THE COST THEREFORE INCURRED IN THE RELATED INVESTIGATION WOULD NOT BE RECOVERABLE. FURTHERMORE, EVEN IF AN AGREEMENT IS REACHED FOR THE PARTICIPATION IN A SPECIFIC BUSINESS OPPORTUNITY, THE FAILURE TO CONSUMMATE THAT TRANSACTION MAY RESULT IN THE LOSS OF THE COMPANY OF THE RELATED COSTS INCURRED.

MANAGEMENT BELIEVES THAT THE COMPANY MAY BE ABLE TO BENEFIT FROM THE USE OF "LEVERAGE" IN THE ACQUISITION OF A BUSINESS OPPORTUNITY. LEVERAGING A TRANSACTION INVOLVES THE ACQUISITION OF A BUSINESS THROUGH INCURRING SIGNIFICANT INDEBTEDNESS FOR A LARGE PERCENTAGE OF THE PURCHASE PRICE OF THAT BUSINESS. THROUGH LEVERAGED TRANSACTION, THE COMPANY WOULD BE REQUIRED TO USE LESS OF ITS AVAILABLE FUNDS FOR ACQUIRING THE BUSINESS OPPORTUNITY AND, THEREFORE, COULD COMMIT THOSE FUNDS TO THE OPERATIONS OF THE BUSINESS OPPORTUNITY, TO ACQUISITION OF OTHER BUSINESS OPPORTUNITIES, OR TO OTHER ACTIVITIES. THE BORROWING INVOLVED IN A LEVERAGED TRANSACTION WILL ORDINARILY BE SECURED BY THE ASSETS OF THE BUSINESS OPPORTUNITY TO BE ACQUIRED. IF THE BUSINESS OPPORTUNITY ACQUIRED IS NOT ABLE TO GENERATE SUFFICIENT REVENUES TO MAKE PAYMENTS ON THE DEBT INCURRED BY THE COMPANY TO ACQUIRE THAT BUSINESS OPPORTUNITY, THE LENDER WOULD BE ABLE TO EXERCISE THE REMEDIES PROVIDED BY LAW OR BY CONTRACT. THESE LEVERAGING TECHNIQUES, WHILE REDUCING THE AMOUNT OF FUNDS THAT THE COMPANY MUST COMMIT TO ACQUIRE A BUSINESS OPPORTUNITY, MAY CORRESPONDINGLY INCREASE THE RISK OF LOSS TO THE COMPANY. NO ASSURANCE CAN BE GIVEN AS TO THE TERMS OR AVAILABILITY OF FINANCING FOR ANY ACQUISITION BY THE COMPANY. DURING PERIODS WHEN INTEREST RATES ARE RELATIVELY HIGH, THE BENEFITS OF LEVERAGING ARE NOT AS GREAT AS DURING PERIODS OF LOWER INTEREST RATES, BECAUSE THE INVESTMENT IN THE BUSINESS OPPORTUNITY HELD ON A LEVERAGED BASIS WILL ONLY BE PROFITABLE IF IT GENERATES SUFFICIENT REVENUES TO COVER THE RELATED DEBT AND OTHER COSTS OF THE FINANCING. LENDERS FROM WHICH THE COMPANY MAY OBTAIN FUNDS FOR PURPOSES OF A LEVERAGED BUY-OUT MAY IMPOSE RESTRICTIONS ON THE FUTURE BORROWING, DISTRIBUTION, AND OPERATING POLICIES OF THE COMPANY. IT IS NOT POSSIBLE AT THIS TIME TO PREDICT THE RESTRICTIONS, IF ANY, WHICH LENDERS MAY IMPOSE, OR THE IMPACT THEREOF ON THE COMPANY.

                           COMPETITION

THE COMPANY IS AN INSIGNIFICANT PARTICIPANT AMONG FIRMS WHICH ENGAGE IN BUSINESS COMBINATIONS WITH, OR FINANCING OF, DEVELOPMENT-STAGE ENTERPRISES. THERE ARE MANY ESTABLISHED MANAGEMENT AND FINANCIAL CONSULTING COMPANIES AND VENTURE CAPITAL FIRMS WHICH HAVE SIGNIFICANTLY GREATER FINANCIAL AND PERSONAL RESOURCES, TECHNICAL EXPERTISE AND EXPERIENCE THAN THE COMPANY. IN VIEW OF THE COMPANY'S LIMITED FINANCIAL RESOURCES AND MANAGEMENT AVAILABILITY, THE COMPANY WILL CONTINUE TO BE A
SIGNIFICANT  COMPETITIVE  DISADVANTAGE  VIS-A-VIS  THE  COMPANY'S
COMPETITORS.

                     REGULATION AND TAXATION

THE INVESTMENT COMPANY ACT OF 1940 DEFINES AN "INVESTMENT COMPANY" AS AN ISSUER WHICH IS OR HOLDS ITSELF OUT AS BEING ENGAGED PRIMARILY IN THE BUSINESS OF INVESTING, REINVESTING OR TRADING SECURITIES. WHILE THE COMPANY DOES NOT INTEND TO ENGAGE IN SUCH ACTIVITIES, THE COMPANY OBTAINS OR CONTINUES TO HOLD A MINORITY INTEREST IN A NUMBER OF DEVELOPMENT STAGE ENTERPRISES. THE COMPANY COULD BE EXPECTED TO INCUR SIGNIFICANT REGISTRATION AND COMPLIANCE COSTS IF REQUIRED TO REGISTER UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, MANAGEMENT WILL CONTINUE TO REVIEW THE COMPANY'S ACTIVITIES FROM TIME TO TIME WITH A VIEW TOWARD REDUCING THE LIKELIHOOD THE COMPANY COULD BE CLASSIFIED AS AN "INVESTMENT COMPANY".

THE  COMPANY INTENDS TO STRUCTURE A MERGER OR ACQUISITION IN SUCH
MANNER  AS TO MINIMIZE FEDERAL AND STATE TAX CONSEQUENCES TO  THE
COMPANY AND TO ANY TARGET COMPANY.

                            EMPLOYEES

THE COMPANY'S ONLY EMPLOYEES AT THE PRESENT TIME ARE ITS OFFICERS
AND  DIRECTORS,  WHO WILL DEVOTE AS MUCH TIME  AS  THE  BOARD  OF
DIRECTORS DETERMINE IS NECESSARY TO CARRY OUT THE AFFAIRS OF  THE
COMPANY. (SEE "MANAGEMENT").

ITEM 2    MANAGEMENTS  DISCUSSION  AND  ANALYSIS   OR   PLAN   OF
          OPERATION

SEE "DESCRIPTION OF BUSINESS" ABOVE.

ITEM 3.   DESCRIPTION OF PROPERTIES.

THE COMPANY HAS THE USE OF A LIMITED AMOUNT OF OFFICE SPACE FROM A DIRECTOR, AT NO COST TO THE COMPANY. THE COMPANY PAYS ITS OWN CHARGES FOR LONG DISTANCE TELEPHONE CALLS AND OTHER SECRETARIAL, PHOTOCOPYING, AND SIMILAR EXPENSES. THERE IS NO RENTAL AGREEMENT OR OTHER COSTS FOR THESE SERVICES.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

THE FOLLOWING TABLES SET FORTH INFORMATION RELATING TO THE BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK BY THOSE PERSONS HOLDING BENEFICIALLY MORE THAN 5% OF THE COMPANY'S CAPITAL STOCK, BY THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS, AND BY ALL OF THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP.

A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS



TITLE OF    NAME AND ADDRESS OF        AMOUNT AND NATURE   PERCENT OF
CLASS       BENEFICIAL OWNER           OF BENEFICIAL       CLASS
                                       OWNERSHIP
COMMON      ALAN R. & SHARON A.        4,278,201           13.04%
            KIPNIS
            20529 DUMONT ST.
            WOODLAND HILLS, CA 91364
COMMON      MIDWEST SECURITIES TRUST   4,069,313           12.40%
            CO.
            P.O. BOX 1099
            CHICAGO, IL 60690
COMMON      STEVEN L. & GEORGIA C.     3,510,201           10.70%
            HOCKE
            7511 NW 1ST COURT
            PEMBROKE PINES, FL 33024
COMMON      RICK OLDFIELD              3,152,201           9.61%
            238 RACCOON LANE
            LORIDA, FL 33857
COMMON      DIANE MULLINS              2,741,998           8.36%
            8454 BRAND LANE
            PENNGROVE, CA 94951

B) SECURITY OWNERSHIP OF MANAGEMENT



TITLE OF    NAME AND ADDRESS OF        AMOUNT AND NATURE   PERCENT OF
CLASS       BENEFICIAL OWNER           OF BENEFICIAL       CLASS
                                       OWNERSHIP
COMMON      ALAN R. & SHARON A.        4,278,201           13.04%
            KIPNIS
            20529 DUMONT ST.
            WOODLAND HILLS, CA 91364
COMMON      STEVEN L. & GEORGIA C.     3,510,201           10.70%
            HOCKE
            7511 NW 1ST COURT
            PEMBROKE PINES, FL 33024
COMMON      RICK OLDFIELD              3,152,201           9.61%
            238 RACCOON LANE
            LORIDA, FL 33857

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

     THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS, OR UNTIL
     THEIR SUCCESSORS HAVE BEEN ELECTED. THE OFFICERS SERVE AT THE PLEASURE OF THE BOARD OF DIRECTORS. INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWS:



NAME / ADDRESS    AGE  POSITION

RICHARD       J.  49   PRESIDENT        /
OLDFIELD               DIRECTOR

JAMES W. BLAKE    40   SECRETARY        /
                       TREASURER

ALAN R. KIPNIS    50   DIRECTOR

STEVEN L. HOCKE   46   DIRECTOR


     RICHARD J. OLDFIELD

     MR. OLDFIELD IS THE PRESIDENT AND A DIRECTOR OF THE COMPANY SINCE APRIL, 1998. PRIOR TO WORKING WITH THE COMPANY, MR. OLDFIELD SERVED AS PRESIDENT OF MONARCH ORCHIDS (AND ORCHID CULTIVATION COMPANY), PRESIDENT OF DESIGNER GROVES (A GROWER OF GRAPEFRUITS, LONGANS, AND LYCHEES), AND PRESIDENT OF TREASURE COAST MORTGAGE (RESIDENTIAL MORTGAGE LENDER). PRIOR TO HIS 13 YEARS AS PRESIDENT OF TREASURE COAST MORTGAGE, MR. OLDFIELD WAS A SUCCESSFUL REAL ESTATE BROKER. HE WAS A DEAN'S LIST STUDENT AT BROWARD COMMUNITY COLLEGE, AND WAS A SERGEANT IN THE U.S. ARMY WHERE HE WAS AWARDED THE BRONZE STAR FOR VALOR.

     JAMES W. BLAKE

     MR. BLAKE IS THE SECRETARY AND TREASURER OF THE COMPANY SINCE APRIL, 1998. PRIOR TO WORKING WITH THE COMPANY, MR. BLAKE SERVED FOR TWO YEARS AS PRESIDENT OF AMERICAN INTERNATIONAL SQUARE, LTD. PRIOR TO THAT HE SERVED AS SECRETARY OF TAJ & BLAKE INTERNATIONAL TRADING COMPANY FOR TWO YEARS. MR. BLAKE IS A MEMBER OF WHO'S WHO IN FINANCE AND INDUSTRY, AND HAS RECEIVED THE "GOOD CITIZENSHIP AWARD" FROM THE DAUGHTERS OF THE AMERICAN REVOLUTION, AND THE "GOD AND COUNTRY AWARD" FROM THE BOY SCOUTS OF AMERICA.

     ALAN KIPNIS

     MR. KIPNIS IS A PRINCIPAL OF LEE & ASSOCIATES COMMERCIAL REAL ESTATE SERVICES - LOS ANGELES NORTH, INC. (A MEMBER OF THE LEE & ASSOCIATES GROUP OF COMPANIES.) PRIOR TO LEE & ASSOCIATES, MR. KIPNIS WAS FIRST VICE PRESIDENT WITH CB COMMERCIAL REAL ESTATE GROUP (COLDWELL BANKER) FOR 18 YEARS IN INDUSTRIAL/OFFICE SALES AND LEASING IN THE SAN FERNANDO VALLEY AREA OF LOS ANGELES. PRIOR TO THAT, HE WAS PRESIDENT OF MARKETING FOR CPI BUSINESS SYSTEMS, AND WORKED AS MARKETING REPRESENTATIVE FOR IBM FOR EIGHT YEARS. HE IS A MEMBER OF THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION
     (AIR). MR. KIPNIS EARNED A BACHELORS DEGREE IN MATHEMATICS FROM UCLA IN 1969, AND A MASTERS IN BUSINESS FROM UCLA IN 1971.

     STEVEN L. HOCKE

     MR. HOCKE HAS BEEN AN INDEPENDENT MORTGAGE BROKER FOR THE PAST 14 YEARS. SINCE 1994, MR. HOCKE HAS BEEN AFFILIATED WITH MID AMERICA FUNDING CORPORATION AT ITS FORT LAUDERDALE, FLORIDA OFFICE. FROM 1985 TO 1994, MR. HOCKE WAS AFFILIATED WITH RESIDENTIAL MORTGAGE SERVICES, INC. IN FORT LAUDERDALE. MR. HOCK HAS A REAL ESTATE SALES LICENSE AND IS AFFILIATED WITH JALMARK REAL ESTATE IN PEMBROKE PINES, FLORIDA. HE HAS A BS IN ELEMENTARY EDUCATION FROM VALPARAISO UNIVERSITY, AND AN MS IN EDUCATION FROM NOVA UNIVERSITY.

ITEM 6.   EXECUTIVE COMPENSATION

NO COMPENSATION OF DIRECTORS OR EXECUTIVE OFFICERS IS PAID OR ANTICIPATED TO BE PAID BY THE COMPANY UNTIL AN ACQUISITION IS COMPLETED. ON ACQUISITION OF A BUSINESS OPPORTUNITY, CURRENT MANAGEMENT MAY RESIGN AND BE REPLACED BY PERSONS ASSOCIATED WITH THE BUSINESS ACQUIRED, PARTICULARLY IF THE COMPANY PARTICIPATES IN THE TARGET COMPANY BY EFFECTING A REORGANIZATION, MERGER, OR CONSOLIDATION. IF ANY MEMBER OF CURRENT MANAGEMENT REMAINS AFTER EFFECTING AN ACQUISITION, THAT MEMBER'S TIME COMMITMENT WILL LIKELY BE ADJUSTED BASED ON THE NATURE AND METHOD OF THE ACQUISITION AND LOCATION OF THE BUSINESS. THAT TIME COMMITMENT CANNOT BE PREDICTED PRIOR TO THE ACQUISITION. COMPENSATION OF MANAGEMENT WILL BE DETERMINED BY THE BOARD OF DIRECTORS IN PLACE AFTER THE ACQUISITION, AND SHAREHOLDERS OF THE COMPANY WILL NOT HAVE THE OPPORTUNITY TO VOTE ON OR APPROVE SUCH COMPENSATION.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

NONE.

ITEM 8.   LEGAL PROCEEDINGS

THE COMPANY AND ITS DIRECTORS HAVE INSTITUTED ACTION FOR A DECLARATORY JUDGMENT CONCERNING A CONTRACT WITH LEANN GIBBS, AN INDIVIDUAL RESIDENT IN ONTARIO, CANADA. MS. GIBBS AND THE COMPANY HAD ENTERED INTO A CONTRACT PURSUANT TO WHICH SHE WOULD TRANSFER TO THE COMPANY HER INTEREST IN A NUMBER OF MICA MINES, IN EXCHANGE FOR STOCK IN THE COMPANY. THE COMPANY WAS TO THEN PURSUE A BUSINESS IN MINING THE MICA AND SELLING THE RAW MATERIAL TO COMPANIES THAT WOULD PROCESS IT. THE AGREEMENT WITH MS. GIBBS WAS NEVER CONSUMMATED, AND THE PARTIES, AFTER MUCH DISCUSSION, AGREED TO WITHDRAW FROM THE AGREEMENT. THE COMPANY HAS INSTITUTED THE ACTION SIMPLY TO PROTECT ITSELF FROM A LATER BREACH OF CONTRACT ACTION.

ITEM 9.   MARKET  PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

AT THE END OF REGISTRANT'S FISCAL YEAR MARCH 13, 1998, THERE WERE 32,802,784 ISSUED AND OUTSTANDING SHARES OF THE REGISTRANT'S COMMON STOCK. OF THESE, 22,498,068 ARE RESTRICTED. THERE ARE 579 SHAREHOLDERS OF THE COMMON STOCK. THERE IS NO ACTIVE MARKET FOR THE REGISTRANT'S SECURITIES.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

NONE.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          COMMON STOCK

THE COMPANY'S ARTICLES OF INCORPORATION AUTHORIZES THE ISSUANCE OF 50,000,000 SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE, OF WHICH 32,802,784 ARE ISSUED AND OUTSTANDING. THE SHARES ARE NON-ASSESSABLE, WITHOUT PRE-EMPTIVE RIGHTS, AND DO NOT CARRY CUMULATIVE VOTING RIGHTS. HOLDERS OF COMMON SHARES ARE ENTITLED TO ONE VOTE FOR EACH SHARE ON ALL MATTERS TO BE VOTED ON BY THE STOCKHOLDERS. THE SHARES ARE FULLY PAID, NON-ASSESSABLE, WITHOUT PRE-EMPTIVE RIGHTS, AND DO NOT CARRY CUMULATIVE VOTING RIGHTS. HOLDERS OF COMMON SHARES ARE ENTITLED TO SHARE RATABLY IN DIVIDENDS, IF ANY, AS MAY BE DECLARED BY THE COMPANY FROM TIME-TO-
TIME,   FROM  FUNDS  LEGALLY  AVAILABLE.  IN  THE  EVENT   OF   A
LIQUIDATION, DISSOLUTION, OR WINDING UP OF THE COMPANY, THE HOLDERS OF SHARES OF COMMON STOCK ARE ENTITLED TO SHARE ON A PRO-RATA BASIS ALL ASSETS REMAINING AFTER PAYMENT IN FULL OF ALL LIABILITIES.

                         PREFERRED STOCK

THE COMPANY'S ARTICLES OF INCORPORATION AUTHORIZES THE ISSUANCE OF 20,000,000 SHARES OF PREFERRED STOCK, $0.01 PAR VALUE PER SHARE, NONE OF WHICH HAVE BEEN ISSUED. THE COMPANY CURRENTLY HAS NO PLANS TO ISSUE ANY PREFERRED STOCK. THE COMPANY'S BOARD OF DIRECTORS HAS THE AUTHORITY, WITHOUT ACTION BY THE SHAREHOLDERS, TO ISSUE ALL OR ANY PORTION OF THE AUTHORIZED BUT UNISSUED PREFERRED STOCK IN ONE OR MORE SERIES AND TO DETERMINE THE VOTING RIGHTS, PREFERENCES AS TO DIVIDENDS AND LIQUIDATION, CONVERSION RIGHTS, AND OTHER RIGHTS OF SUCH SERIES. THE PREFERRED STOCK, IF AND WHEN ISSUED, MAY CARRY RIGHTS SUPERIOR TO THOSE OF COMMON STOCK; HOWEVER NO PREFERRED STOCK MAY BE ISSUED WITH RIGHTS EQUAL OR SENIOR TO THE PREFERRED STOCK WITHOUT THE CONSENT OF A MAJORITY OF THE HOLDERS OF THEN-OUTSTANDING PREFERRED STOCK.

THE  COMPANY  CONSIDERS  IT DESIRABLE  TO  HAVE  PREFERRED  STOCK
AVAILABLE   TO  PROVIDE  INCREASED  FLEXIBILITY  IN   STRUCTURING
POSSIBLE  FUTURE  ACQUISITIONS AND  FINANCINGS,  AND  IN  MEETING
CORPORATE NEEDS WHICH MAY ARISE. IF OPPORTUNITIES ARISE THAT WOULD MAKE THE ISSUANCE OF PREFERRED STOCK DESIRABLE, EITHER THROUGH PUBLIC OFFERING OR PRIVATE PLACEMENTS, THE PROVISIONS FOR PREFERRED STOCK IN THE COMPANY'S CERTIFICATE OF INCORPORATION WOULD AVOID THE POSSIBLE DELAY AND EXPENSE OF A SHAREHOLDER'S MEETING, EXCEPT AS MAY BE REQUIRED BY LAW OR REGULATORY
AUTHORITIES. ISSUANCE OF THE PREFERRED STOCK COULD RESULT, HOWEVER, IN A SERIES OF SECURITIES OUTSTANDING THAT WILL HAVE CERTAIN PREFERENCES WITH RESPECT TO DIVIDENDS AND LIQUIDATION OVER THE COMMON STOCK WHICH WOULD RESULT IN DILUTION OF THE INCOME PER SHARE AND NET BOOK VALUE OF THE COMMON STOCK. ISSUANCE OF ADDITIONAL COMMON STOCK PURSUANT TO ANY CONVERSION RIGHT WHICH MAY BE ATTACHED TO THE TERMS OF ANY SERIES OF PREFERRED STOCK MAY ALSO RESULT IN DILUTION OF THE NET INCOME PER SHARE AND THE NET BOOK VALUE OF THE COMMON STOCK. THE SPECIFIC TERMS OF ANY SERIES OF PREFERRED STOCK WILL DEPEND PRIMARILY ON MARKET CONDITIONS, TERMS OF A PROPOSED ACQUISITION OR FINANCING, AND OTHER FACTOR EXISTING AT THE TIME OF ISSUANCE. THEREFOR, IT IS NOT POSSIBLE AT THIS TIME TO DETERMINE IN WHAT RESPECT A PARTICULAR SERIES OF PREFERRED STOCK WILL BE SUPERIOR TO THE COMPANY'S COMMON STOCK OR ANY OTHER SERIES OF PREFERRED STOCK WHICH THE COMPANY MAY ISSUE. THE BOARD OF DIRECTORS DOES NOT HAVE ANY SPECIFIC PLAN FOR THE ISSUANCE OF PREFERRED STOCK AT THE PRESENT TIME, AND DOES NOT INTEND TO ISSUE ANY PREFERRED STOCK AT ANY TIME EXCEPT ON TERMS WHICH IT DEEMS TO BE IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS.

THE ISSUANCE OF PREFERRED STOCK COULD HAVE THE EFFECT OF MAKING IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE A MAJORITY OF THE OUTSTANDING VOTING STOCK OF THE COMPANY. FURTHER, CERTAIN PROVISIONS OF NEVADA LAW COULD DELAY OR MAKE MORE DIFFICULT A MERGER, TENDER OFFER, OR PROXY CONTEST INVOLVING THE COMPANY. WHILE SUCH PROVISIONS ARE INTENDED TO ENABLE THE BOARD OF DIRECTORS TO MAXIMIZE SHAREHOLDER VALUE, THEY MAY HAVE THE EFFECT OF DISCOURAGING TAKEOVERS WHICH COULD BE IN THE BEST INTERESTS OF CERTAIN SHAREHOLDERS. THERE IS NO ASSURANCE THAT SUCH PROVISIONS WILL NOT HAVE AN ADVERSE EFFECT ON THE MARKET VALUE OF THE COMPANY'S STOCK IN THE FUTURE.

                 SHARES ELIGIBLE FOR FUTURE SALE

OF THE ISSUED AND OUTSTANDING SHARES, 22,498,068 ARE SUBJECT TO RESALE RESTRICTIONS AND, UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR EXEMPTED UNDER ANOTHER PROVISION OF THE ACT, WILL BE INELIGIBLE FOR SALE IN THE PUBLIC MARKET. SALES MAY BE MADE AFTER TWO YEARS FROM THEIR ACQUISITION IN ACCORDANCE WITH RULE 144 PROMULGATED UNDER THE ACT.

IN GENERAL, RULE 144 PERMITS A PERSON (OR PERSONS WHOSE SHARES ARE AGGREGATED) WHO HAS BENEFICIALLY OWNED SHARES THAT WERE ACQUIRED PRIVATELY (EITHER DIRECTLY FROM THE COMPANY OR FROM AN AFFILIATE OF THE COMPANY) FOR AT LEAST TWO YEARS, OR WHO IS AN AFFILIATE OF THE COMPANY, TO SELL WITHIN ANY THREE-MONTH PERIOD, A NUMBER OF SUCH SHARES THAT DOES NOT EXCEED THE GREATER OF 1% OF THE THEN-OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK (APPROXIMATELY 43,000 AS OF THE DATE OF THIS STATEMENT) OR THE AVERAGE WEEKLY TRADING VOLUME IN THE COMPANY'S COMMON STOCK DURING THE FOUR CALENDAR WEEKS IMMEDIATELY PRECEDING SUCH SALE. SALES UNDER RULE 144 ARE ALSO SUBJECT TO CERTAIN MANNER OF SALE PROVISIONS, NOTICE REQUIREMENTS, AND THE AVAILABILITY OF CURRENT PUBLIC INFORMATION ABOUT THE COMPANY. A PERSON (OR PERSONS WHOSE SHARES ARE AGGREGATED) WHO IS NOT DEEMED TO HAVE BEEN AN AFFILIATE AT ANY TIME DURING THE 90 DAYS PRECEDING A SALE, AND WHO HAS BENEFICIALLY OWNED SHARES FOR AT LEAST THREE YEARS, IS ENTITLED TO SELL ALL SUCH SHARES UNDER RULE 144 WITHOUT REGARD TO THE VOLUME LIMITATIONS, CURRENT PUBLIC INFORMATION REQUIREMENTS, MANNER OF SALE PROVISIONS, OR NOTICE REQUIREMENTS. SALES OF SUBSTANTIAL AMOUNTS OF THE COMMON STOCK OF THE COMPANY IN THE PUBLIC MARKET COULD AFFECT PREVAILING MARKET PRICES ADVERSELY.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

THE COMPANY AND ITS AFFILIATES MAY NOT BE LIABLE TO ITS SHAREHOLDERS FOR ERRORS IN JUDGMENT OR OTHER ACTS, OR OMISSIONS NOT AMOUNTING TO INTENTIONAL MISCONDUCT, FRAUD OR A KNOWING VIOLATION OF THE LAW, SINCE PROVISIONS HAVE BEEN MADE IN THE ARTICLES OF INCORPORATION AND BY-LAWS LIMITING SUCH LIABILITY. THE ARTICLES OF INCORPORATION AND BY-LAWS ALSO PROVIDE FOR INDEMNIFICATION OF THE OFFICERS AND DIRECTORS OF THE COMPANY IN MOST CASES FOR ANY LIABILITY SUFFERED BY THEM OR ARISING FROM THEIR ACTIVITIES AS OFFICERS AND DIRECTORS OF THE COMPANY IF THEY WERE NOT ENGAGED IN INTENTIONAL MISCONDUCT, FRAUD OR A KNOWING VIOLATION OF THE LAW. THEREFORE, PURCHASERS OF THESE SECURITIES MAY HAVE A MORE LIMITED RIGHT OF ACTION THAN THEY WOULD HAVE EXCEPT FOR THIS LIMITATION IN THE ARTICLES OF INCORPORATION AND BY-LAWS.

THE OFFICERS AND DIRECTORS OF THE COMPANY ARE ACCOUNTABLE TO THE COMPANY AS FIDUCIARIES, WHICH MEANS SUCH OFFICERS AND DIRECTORS ARE REQUIRED TO EXERCISE GOOD FAITH AND INTEGRITY IN HANDLING THE COMPANY'S AFFAIRS. A SHAREHOLDER MAY BE ABLE TO INSTITUTE LEGAL ACTION ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY STATED SHAREHOLDERS TO RECOVER DAMAGES WHERE THE COMPANY HAS FAILED OR REFUSED TO OBSERVE THE LAW.

SHAREHOLDERS MAY, SUBJECT TO APPLICABLE RULES OF CIVIL PROCEDURE, BE ABLE TO BRING A CLASS ACTION OR DERIVATIVE SUIT TO ENFORCE THEIR RIGHTS, INCLUDING RIGHTS UNDER CERTAIN FEDERAL AND STATE SECURITIES LAWS AND REGULATIONS. SHAREHOLDERS WHO HAVE SUFFERED LOSSES IN CONNECTION WITH THE PURCHASE OR SALE OF THEIR INTEREST IN THE COMPANY IN CONNECTION WITH SUCH SALE OR PURCHASE, INCLUDING THE MISAPPLICATION BY ANY SUCH OFFICER OR DIRECTOR OF THE PROCEEDS FROM THE SALE OF THESE SECURITIES, MAY BE ABLE TO RECOVER SUCH LOSSES FROM THE COMPANY.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE  FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA REQUIRED BY  THIS
ITEM  13  FOLLOW THE INDEX OF FINANCIAL STATEMENTS  APPEARING  AT
ITEM 15 OF THIS FORM 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

NOT APPLICABLE.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          REPORTS  OF INDEPENDENT AUDITOR, KURT D. SALIGER,  CPA,
            DATED APRIL 28, 1998.

          BALANCE SHEET AS OF JUNE 30, 1998 (UNAUDITED), DECEMBER
            31, 1997, AND DECEMBER 31, 1996.

          STATEMENT  OF OPERATION FOR THE PERIOD JANUARY 1,  1998
            THROUGH  JUNE 30, 1, 1998 (UNAUDITED) AND JANUARY  1,
            1997  THROUGH  JUNE  30, 1997, AND  THE  YEARS  ENDED
            DECEMBER 31, 1997, AND DECEMBER 31, 1996.

          STATEMENT OF STOCKHOLDERS' EQUITY.

          STATEMENT OF CASH FLOWS FOR THE PERIOD JANUARY 1,  1998
            THROUGH  JUNE  30, 1998 (UNAUDITED)  AND  JANUARY  1,
            1997  THROUGH  JUNE  30, 1997, AND  THE  YEARS  ENDED
            DECEMBER 31, 1997, AND DECEMBER 31, 1996.

          NOTES TO FINANCIAL STATEMENTS

                  INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
FUJI ELECTROCELL CORPORATION
LAS VEGAS, NEVADA

I HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF FUJI ELECTROCELL CORPORATION (A DEVELOPMENT STAGE COMPANY), AS OF DECEMBER 31,
1997, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF FUJI ELECTROCELL CORPORATION AT DECEMBER 31, 1997 AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR THE YEAR THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     /S/ KURT D. SALIGER, CPA
     KURT D. SALIGER, CPA
     LAS VEGAS, NV
     APRIL 28, 1998



                  INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
FUJI ELECTROCELL CORPORATION
LAS VEGAS, NEVADA

I HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF FUJI ELECTROCELL CORPORATION (A DEVELOPMENT STAGE COMPANY), AS OF DECEMBER 31,
1996, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF FUJI ELECTROCELL CORPORATION AT DECEMBER 31, 1996 AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR THE YEAR THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     /S/ KURT D. SALIGER, CPA
     KURT D. SALIGER, CPA
     LAS VEGAS, NV
     APRIL 28, 1998

                  FUJI ELECTROCELL CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                          BALANCE SHEET



                             1/1/98 TO  1/1/97 TO   YEAR       YEAR
                             6/30/98    6/30/97     ENDED      ENDED
                                                    12/31/97   12/31/96

           ASSETS
CURRENT ASSETS
            CASH             $0         $0          $0         $0
TOTAL CURRENT ASSETS         $0         $0          $0         $0
OTHER ASSETS
            INVESTMENTS      $0         $0          $0         $0
TOTAL OTHER ASSETS           $0         $0          $0         $0
   TOTAL ASSETS              $0         $0          $0         $0

      LIABILITIES AND
    STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
            ACCOUNTS PAYABLE $20,858    $20,858     $20,858    $20,858
TOTAL CURRENT LIABILITIES    $20,858    $20,858     $20,858    $20,858
LONG-TERM DEBT               $0         $0          $0         $0

STOCKHOLDERS' EQUITY

COMMON STOCK, $.001 PAR VALUE $32,806    $32,806     $32,806    $32,806
AUTHORIZED 50,000,000 SHARES
ISSUED AND OUTSTANDING
 32,805,784 SHARES

ADDITIONAL PAID IN CAPITAL  $17,194    $17,194     $17,194    $17,194

DEFICIT ACCUMULATED DURING   ($70,858)  ($70,858)   ($70,858)  ($70,858)
DEVELOPMENT STAGE

TOTAL STOCKHOLDERS' EQUITY   ($20,858)  ($20,858)   ($20,858)  ($20,858)

TOTAL LIABILITIES AND        $0         $0          $0         $0
STOCKHOLDERS' EQUITY

                  FUJI ELECTROCELL CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF OPERATIONS



                            1/1/98 TO  1/1/97 TO   YEAR ENDED YEAR ENDED
                            6/30/98    6/30/97     12/31/97   12/31/96
INCOME

REVENUE                      $0         $0          $0         $0
TOTAL INCOME                $0         $0          $0         $0
EXPENSES
 GENERAL AND ADMINISTRATIVE  $0         $0          $0         $0
TOTAL EXPENSES
NET PROFIT (LOSS)           $0         $0          $0         $0
NET PROFIT (LOSS) PER       $0.0000    $0.0000     $0.0000    $0.0000
SHARE

AVERAGE NUMBER OF SHARES    32,805,784 32,805,784  32,805,784 32,805,784
OF COMMON STOCK
OUTSTANDING

                  FUJI ELECTROCELL CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF STOCKHOLDER'S EQUITY
                        DECEMBER 31, 1997
                          COMMON STOCK



                       NUMBER OF      AMOUNT    ADDITIONAL     (DEFICIT)
                       SHARES                   PAID IN        ACCUMULATED
                                                CAPITAL        DURING
                                                               DEVELOPMENT
                                                               STAGE
BALANCE JANUARY 1,     32,805,784     $32,806   $17,194        (70,858)
     1996
 NET INCOME                                                    $0
  JANUARY 1, 1996 TO
  DECEMBER 31, 1996
BALANCE DECEMBER 31,   32,805,784     $32,806   $17,194        (70,858)
     1996

 NET INCOME                                                    $0
  JANUARY 1, 1997 TO
  DECEMBER 31, 1997
BALANCE DECEMBER 31,   32,805,784     $32,806   $17,194        (70,858)
     1997

 NET INCOME                                                    $0
  JANUARY 1, 1998 TO
  JUNE 30, 1998
BALANCE JUNE 30, 1998  32,805,784     $32,806   $17,194        (70,858)

                  FUJI ELECTROCELL CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS


                            1/1/98 TO   1/1/97 TO  YEAR        YEAR
                            6/30/98     6/30/97    ENDED       ENDED
                                                   12/31/97    12/31/96
CASH FLOWS FROM OPERATING
ACTIVITIES
 NET (LOSS)                  $0          $0         $0          $0
 INCREASE IN
  ACCOUNTS PAYABLE           $0          $0         $0          $0
CASH FLOWS FROM INVESTING    $0          $0         $0          $0
ACTIVITIES
NET INCREASES IN CASH        $0          $0         $0          $0
CASH, BEGINNING OF PERIOD   $0          $0         $0          $0
CASH, END OF PERIOD         $0          $0         $0          $0

                  FUJI ELECTROCELL CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

THE COMPANY WAS ORGANIZED IN 1988 UNDER THE LAWS OF THE STATE  OF
NEVADA.   THE  COMPANY  CURRENTLY  HAS  NO  OPERATIONS  AND,   IN
ACCORDANCE  WITH  SFAS  #7,  IS CONSIDERED  A  DEVELOPMENT  STAGE
COMPANY.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

THE  COMPANY  HAS  NOT  DETERMINED ITS  ACCOUNTING  POLICIES  AND
PROCEDURES, EXCEPT AS FOLLOWS:

(A)  THE COMPANY USES THE ACCRUAL METHOD OF ACCOUNTING.

(B)  EARNINGS OR LOSS PER SHARE IS CALCULATED USING THE NUMBER OF
     SHARES OF COMMON STOCK OUTSTANDING AS OF THE BALANCE SHEET DATE.

NOTE 3 - GOING CONCERN

          THE  COMPANY'S FINANCIAL STATEMENTS ARE PREPARED  USING
            THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLICABLE TO A GOING CONCERN. HOWEVER, THE COMPANY HAS NO CURRENT SOURCE OF REVENUE. WITHOUT REALIZATION OF ADDITIONAL CAPITAL, IT WOULD BE UNLIKELY FOR THE COMPANY TO CONTINUE AS A GOING CONCERN. IT IS MANAGEMENT'S PLAN TO SEEK ADDITIONAL CAPITAL TO KEEP THE COMPANY OPERATING.

EXHIBITS

          3.1 ARTICLES OF INCORPORATION

          3.2 BY-LAWS

                           SIGNATURES

PURSUANT  TO  THE  REQUIREMENTS OF SECTION 12 OF  THE  SECURITIES
EXCHANGE  ACT  OF  1934,  THE REGISTRANT  HAS  DULY  CAUSED  THIS
REGISTRATION  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                           FUJI ELECTROCELL CORPORATION

BY: /s/ Richard J. Oldfield
RICHARD J. OLDFIELD, PRESIDENT